SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.____3_______)*


                      Multi-Market Radio, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    625432109
              -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [ ].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 625432109                   13G                    Page 2 of 7 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair & Co., Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       New York

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             211,558
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       211,558

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                      211,558
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       6.0%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*



                      BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 625432109                   13G                    Page 3 of 7 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kenton E. Wood


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Great Britian

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             211,558
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       211,558
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      211,558
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       6.0%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*



                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                         Page 4 of 7 Pages


Item 1.     (a)   Name of Issuer:

                  Multi-Market Radio, Inc.

            (b)   Address of Issuer's Principal Executive Offices:

                  150 East 58th Street, 19th Floor
                  New York, NY  10155

Item 2.     (a)   Name of Person Filing:

                    This statement is filed jointly by D.H. Blair & Co., Inc. ("Blair") and Kenton E. Wood (together, the
                    Reporting Parties"). Mr. Wood is Chairman of Blair. See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

            (b)   Address of Principal Business Office:

                    The Reporting Parties' business address is 44 Wall Street, New York, New York 10005.


            (c)   Citizenship:

                    Blair is incorporated in the State of New York, and Mr. Wood is a citizen of Great Britian.

            (d)   Title of Class of Securities:

                    Class A Common Stock, $.01 par value ("shares")

            (e)   CUSIP Number:

                    625432109


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [X]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act

            (e)   [ ]   Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

            (f)   [ ]   Employee Benefit Plan,  Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement  Income
                        Security Act of  1974 or Endowment  Fund; see  Section
                        240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   Parent  Holding  Company, in  accordance  with Section
                        240.13d-1(b)(1)(ii)(G)

            (h)   ( )   Group,   in   accordance    with   Section    240.13d-
                        1(b)(1)(ii)(H)

                                                             Page 5 of 7 Pages



Item 4.     Ownership.

            (a) (b) As of December 31, 1995, the Reporting Parties may be deemed to beneficially own 211,558 shares or 6.0% of the Issuer's shares as follows: 181,664 shares, 5,600 Units (1), and 13,094 Class A Warrants (1). These securities are directly owned by Blair as market-maker in the Issuer's securities.


           (c) Mr. Wood, as Chairman of the Board of Directors of Blair, shares voting and dispositive power over securities owned by Blair with its Board of Directors.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.


Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing  below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
______________________________________________________________________________
(1) Each Unit consists of one share, one Class A Warrant and one Class B Warrant. Each Class A Warrant entitles the holder to purchase one share at a price of $7.75, subject to adjustment until March 22, 1999. Each Class B Warrant entitles the holder to purchase one share at a price of $11.50, subject to adjustment until March 22, 1999..

                                                            Page 6 of 7 pages

                                   Signature.


            After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 1996


By: /s/ Kenton E. Wood
   -------------------------------
    Kenton E. Wood



Date: February 14, 1996

      D.H. Blair & Co., Inc.

By: /s/ Alan Stahler
   -------------------------------
    Alan Stahler
    Vice Chairman